UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

World Trophy Outfitters, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98154R 10 8

(CUSIP Number)

Don Peay

4250 Production Court

Las Vegas, Nevada 89115

Tel. (801) 635-5576

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(1)

(Date of Event Which Requires Filing of this Statement)

(1) The issuer became obligated to file reports pursuant to Section 12(g) of the Securities Exchange Act of 1934 on September 21, 2007. As a result, the reporting person became obligated to file reports as of such date, but no change in the reporting persons beneficial ownership of the issuer’s common stock has occurred during 2006 or 2007. The reporting person acquired the securities that are the subject of this report in January 2005.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box (

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98154R 10 8

1	Names of Reporting Persons. Don Peay
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,000,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,000,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ›
13	Percentage of Class Represented by Amount in Row (11) 89%
14	Type of Reporting Person (See Instructions) IN

(1) The issuer became obligated to file reports pursuant to Section 12(g) of the Securities Exchange Act of 1934 on September 21, 2007. As a result, the reporting person became obligated to file reports as of such date, but no change in the reporting persons beneficial ownership of the issuer’s common stock has occurred during 2006 or 2007. The reporting person acquired the securities that are the subject of this report in January 2005.

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of World Trophy Outfitters, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 4250 Production Court, Las Vegas, Nevada 89115.

.

Item 2. Identity and Background

This statement is being filed by Don Peay (“Reporting Person”). Mr. Peay is a citizen of the United States. Mr. Peay is principally employed as an owner of Peay’s Consulting Companies, Inc.

The principal place of business and the principal office of the Reporting Persons is located at 4477 South Sunset Circle, Bountiful, Utah 84010. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The issuer became obligated to file reports pursuant to Section 12(g) of the Securities Exchange Act of 1934 on September 21, 2007. As a result, the reporting person became obligated to file reports as of such date, but no change in the reporting persons beneficial ownership of the issuer’s common stock has occurred during 2006 or 2007. The reporting person acquired the securities that are the subject of this report in January 2005. The reporting person acquired the common stock for $10,000 and the purchase price was paid with personal funds.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities in January 2005 as an investment. The Reporting Person does not have any plans or proposals which related to any of the items identified in Item 4 of the Instructions for Schedule 13D. Notwithstanding the foregoing, the Reporting Person will continue to review his investments in the Company and reserves the right to change his intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

(a)	As of September 21, 2007, the Reporting Person owned beneficially and of record 10,000,000 shares of the Company’s common stock, which constitutes approximately 89% of the outstanding common stock.

(b)	The Reporting Person is deemed to have the sole power to vote and to dispose of 10,000,000 shares of common stock held in his name.

(c)	The Reporting Person has not engaged in any transactions relating to the Company’s securities during the past sixty days.

(d)	No person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2007	/s/ Don Peay Don Peay

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